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                 Filed by F.N.B. Corporation (Commission File Number: 001-31940)
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                            Subject Company: Slippery Rock Financial Corporation
                                                 Commission File Number: 0-21720


The following joint press release was issued by F.N.B. Corporation and Slippery Rock Financial Corporation on May 6, 2004.

           F.N.B. CORPORATION AND SLIPPERY ROCK FINANCIAL CORPORATION
                      ANNOUNCE DEFINITIVE MERGER AGREEMENT

HERMITAGE AND SLIPPERY ROCK, PA - (May 6, 2004) F.N.B. Corporation ("F.N.B.") [NYSE: FNB] and Slippery Rock Financial Corporation ("Slippery Rock") [OTC BB:
SRCK] today jointly announced the signing of a definitive merger agreement. Under the agreement, F.N.B. will acquire Slippery Rock in a stock and cash transaction valued at $78.5 million.

Under the terms of the merger agreement, unanimously approved by the boards of directors of both companies, shareholders of Slippery Rock will be entitled to elect to receive $28.00 in cash or 1.41 common shares of F.N.B. per share of Slippery Rock common stock. The merger agreement allocation procedures provide for the exchange of 15 percent of Slippery Rock shares for cash, and the remaining Slippery Rock shares exchanged for F.N.B. common stock.

Based upon a $28.00 per share value, the transaction price represents 243% of Slippery Rock's book value per share. It is anticipated that the merger will increase F.N.B.'s earnings per share in 2005 and add to regulatory capital ratios.

"This merger is a positive step for both F.N.B. and Slippery Rock. For over a century, we have been an important part of the communities of Western Pennsylvania," said F.N.B.'s President and Chief Executive Officer Stephen J. Gurgovits. "When this merger is complete, F.N.B. will have more banking offices in Western Pennsylvania than any other community banking company headquartered in the state. Further, Slippery Rock's market area overlaps with our own and is growing at rates faster than that of Pennsylvania as a whole. We believe that this combination creates tremendous opportunities and value for our shareholders, customers, employees and communities."

William C. Sonntag, Slippery Rock Financial Corporation's President and Chief Executive Officer, said, "We are pleased to be joining F.N.B. Corporation. Our companies have long been friendly competitors and we share a common vision with regard to customer service. This transaction provides our shareholders with significant immediate value, as well as the opportunity to participate as shareholders in a larger institution. The merger improves our ability to serve our customers, and expands career opportunities for our employees. We consider this a good transaction for all of our constituencies."

Pending receipt of regulatory approvals and the approval of Slippery Rock shareholders, officials expect the transaction to be completed during the fourth quarter of 2004. As part of the agreement, two members of the Slippery Rock board of directors will be added to the board of First National Bank of Pennsylvania.


                                                                     Page 1 of 1
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            F.N.B. Corporation & Slippery Rock Financial Corporation Page 2 of 2



ABOUT F.N.B. CORPORATION:
F.N.B. Corporation, headquartered in Hermitage, PA, has total assets of $4.6 billion. F.N.B. is a leading provider of banking, wealth management, insurance, and consumer finance services in Western Pennsylvania and Eastern Ohio, where it owns and operates First National Bank of Pennsylvania, First National Trust Company, First National Investment Services Company, F.N.B. Investment Advisors, Inc., First National Insurance Agency, Inc., and Regency Finance Company. It also operates consumer finance offices in Tennessee.

Mergent Inc., a leading provider of business and financial information on publicly traded companies, has recognized F.N.B. as a Dividend Achiever. This annual recognition is based on the Corporation's outstanding record of increased dividend performance. The Corporation has consistently increased dividend payments for 30 consecutive years.

On January 1, 2004, F.N.B. completed a previously announced spin-off of its Florida operations into a new publicly traded company.

The common stock of F.N.B. Corporation trades on the New York Stock Exchange under the symbol FNB. Investor information can be obtained on F.N.B.'s website at www.fnbcorporation.com.

ABOUT SLIPPERY ROCK FINANCIAL CORPORATION:
Slippery Rock Financial Corporation, parent company of The First National Bank of Slippery Rock, is a $335 million financial services company operating 9 banking and lending offices in Butler, Mercer and Lawrence counties Pennsylvania. The Wealth Management Group of First National Bank of Slippery Rock provides fiduciary and estate administration, asset management, financial planning, brokerage and insurance services. Investor information may be requested on Slippery Rock's Web site at www.fnbsr.com.

This press release contains "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995, which are based on F.N.B.'s and Slippery Rock's current expectations, estimates and projections about future events. This may include statements regarding the timing of the closing of the transaction, the timing and success of integration efforts once the transaction is complete, F.N.B.'s expectations or ability to realize growth and efficiencies through the acquisition of Slippery Rock and the impact of the transaction on F.N.B.'s business. These statements are not historical facts or guarantees of future performance, events or results. Such statements involve potential risks and uncertainties, such as whether the merger will be approved by the shareholders of Slippery Rock or by regulatory authorities, whether each of the other conditions to closing set forth in the merger agreement will be met and the general effects of financial, economic, regulatory and political conditions affecting the banking and financial services industries. Accordingly, actual results may differ materially. F.N.B. and Slippery Rock undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #


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            F.N.B. Corporation & Slippery Rock Financial Corporation Page 3 of 3



ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Slippery Rock and F.N.B. intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the merger. The proxy statement/prospectus will be mailed to the stockholders of Slippery Rock. Investors and security holders of Slippery Rock are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Slippery Rock, F.N.B. and the merger.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Slippery Rock or F.N.B. with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Slippery Rock by contacting Mark A. Volponi, Slippery Rock Financial Corporation, 110 Arrowhead Drive, Slippery Rock, PA 16057, telephone
(724) 794-2210 or from Slippery Rock's Web site at www.fnbsr.com. Investors and security holders may obtain free copies of the documents filed with the SEC by F.N.B. by contacting Brian F. Lilly, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-4843.

Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.


                                                                  MEDIA CONTACT:
                                                                    Kathryn Lima
                                                                    724-981-4318
                                                             724-301-6984 (cell)

                                                          www.fnbcorporation.com